Exhibit 21.1

PIEDMONT LITHIUM INC - LIST OF SUBSIDIARIES AS OF DECEMBER 31, 2024

Name	Jurisdiction	Ownership Percentage
Piedmont Lithium Inc.	Delaware	100%
Piedmont Lithium Carolinas, Inc.	North Carolina	100%
Piedmont Lithium Cayman Inc.	Cayman Islands	100%
Piedmont Lithium Finland Holdings, LLC	Delaware	100%
Piedmont Lithium Finland Oy	Finland	100%
Lasec Exploration Canada Inc.	Ontario	100%
Piedmont Lithium International Canada BC ULC	British Columbia	100%
Piedmont Lithium Newfoundland Holdings, LLC	Delaware	100%
Piedmont Lithium PTY LTD	Australia	100%
Piedmont Lithium Quebec Holdings, LLC	Delaware	100%
Piedmont Lithium Ghana Holdings, LLC	Delaware	100%
PLNC Holdings, LLC	Delaware	100%
PLNC Land, LLC	Delaware	100%
PLTN Holdings, LLC	Delaware	100%
PLTN Land, LLC	Delaware	100%
PLTN Real Estate, LLC	Delaware	100%
Piedmont Lithium International US, LLC	Delaware	100%
Sayona Quebec Inc.	Quebec	25%